

Mail Stop 3561

January 12, 2007

Mr. Richard Rochon
Chairman and Chief Executive Officer
Coconut Palm Acquisition Corp.
595 South Federal Highway, Suite 500
Boca Raton, FL 33432

> **RE: Coconut Palm Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **File No. 333-137386**
> **Amendment Filed December 1, 2006**

Dear Mr. Fernandez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your November 22, 2006 letter addressing our prior comment 1 in which you discuss, but don't fully develop, two related, but distinct, issues. The first issue is whether, as a matter of state law, a subsequent shareholder vote is required and desirable to the company and its shareholders. As we deem this a matter of state corporate law – an area outside our regulatory purview, we will defer to your judgment that a second vote is required. The second issue is, however, fundamental to federal securities regulation. This issue is, whether the initial shareholder vote represented an investment decision under Rule 145, such

that the company's offer and sale of securities must either be pursuant to an exemption from registration or within the timing and framework established by Section 5 of the Securities Act. After reviewing your response, we do not believe that the company has appropriately developed a legal and factual argument supporting its registration on Form S-4. Accordingly, we reissue our prior comment below with the following requests and observations: (1) in framing your analysis, please ensure that you separately discuss offers and sales of securities as they relate to Section 5; (2) we note your response acknowledges that the initial vote took place prior to the company's filing of the registration statement; (3) please advise us of the number, and status, of all of the target shareholders by relevant class. Our prior comment was:

   a. We note disclosure throughout your document indicating that EBC and its shareholders approved the merger agreement in a June 15 shareholder vote. We further note that a lawsuit has been filed against EBC and its board with relation to the proxy furnished in connection with this shareholder vote. However, it appears that an investment decision has already been made by the shareholders of EBC. Thus, it does not appear that the company could register the transaction on Form S-4, but should rather file a proxy statement on Schedule 14A. Please advise. Also, please discuss whether the company had a valid exemption from registration when offering the securities and, if not, please analyze the company's potential liability under Section 5. In this regard, an analysis of the nature and number of shareholders whose vote was sought and the information provided to them is warranted. In addition, if applicable, please add a risk factor discussing the company's potential liability. Further, it appears that a condition to the transactions is that you have filed with the SEC a registration statement. If it is determined that an investment decision has been made, preventing you from consummating this transaction on a Form S-4, clarify if the condition can be waived.

2.   We note your revised disclosure on page 179 in response to our prior comment 3 from our letter dated October 28, 2006. Please expand on your discussion of the relationship between Retro Television Network ("RTV"), the company, and Mr. Morton. For example but without limit, (1) what is the value of the royalties paid for the relevant periods; (2) does the company make any payments to RTV to support its research and development, for example; and, (3) does Mr. Morton receive a salary or any other form of compensation from RTV.

3.   We do not believe that the company has sufficiently responded to our prior comment 4 from our letter dated October 28, 2006, accordingly, we reissue it. In all of the appropriate sections, please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of

Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed. In addition, please include a discussion of the effect that these provisions will have upon the stockholder's rights to receive their portion of the trust in the event of liquidation. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such dissolution.

4. In Clause 3.7.3 of your Form of Underwriting Agreement with Morgan Joseph & Co. Inc. and EarlyBirdCapital, Inc., filed as Exhibit 1.1 to your Form S-1, the Company agrees not to pay "the Existing Stockholder, nor any of the Company's officers and directors or any of their affiliates any fees … for services rendered to the Company prior to, or in connection with, the consummation of a Business Combination …" Please reconcile this language to your comment letter response and clarify whether either Morgan Joseph or EarlyBirdCapital have sought to enforce this agreement against you. If Morgan Joseph has opted not to enforce this agreement, please revise your disclosure to so indicate. Finally, please ensure that this agreement is addressed in your Form S-4 disclosure.

Cover Letter

5. In response to our prior comment 9 from our letter dated October 28, 2006, the company has added language indicating that its board "confirmed that the merger with EBC will satisfy the conditions … set forth in its final prospectus for its initial public offering …" Please clarify this statement – does this mean that the board reached this conclusion itself or, did they confirm this with Morgan Joseph?

6. We note that the company has used an exercise price of $5.13 to determine the fair value of the options being issued to replace the EBC Class A purchase options. Please advise us of the company's reasoning for selecting this exercise price for purposes of its calculation. Presumably, the EBC purchase options were at varied exercise prices – correct? Was your calculated weighted based on the exercise price?

Questions and Answers About the Proposals, page 1

7. We note your response to comment 22 from our previous letter and your disclosure of the source of the information in your response. Please disclose the source of the information in the prospectus.

8. We note the company's response to our prior comment 15 and request additional clarification. Please clarify how this potential liability was presented for purposes of valuing the company, i.e., did the investment bankers assume this payment would be made and incorporate the payment into its model? In addition, please name the parties who negotiated the terms of this settlement on behalf of both EBC and Arkansas Media, LLC. Also, we note your statement that the termination of this agreement preceded any discussion with Coconut Palm – please provide further disclosure as to why the company sought to terminate this agreement, when the parties started/completed their discussions and why the merger is conditioned upon the termination of the agreement.

9. Given that you are issuing additional securities to consummate your business combination, please clarify the percentage ownership associated with your existing stockholder base post-merger. That is, will your existing stockholders own 30%, 40%, 80% of the voting interests post merger? In addition, please clarify whether, based on this post-closing percentage ownership, this transaction would satisfy the requirement in the company's Form S-1 that the target must have a fair market value equal to at least 80% of your net assets at the time of acquisition.

10. We note your revised disclosure indicating that Coconut Palm will have the right to appoint new directors to the company's board. Please advise when this right terminates and clarify whether the right is limited in any way by, for example, stock exchange rules, state corporate law, your certificate of incorporation, etc.

Stock Ownership of Coconut Palm, page 14

11. We note that the company has added disclosure to footnote 3 to the beneficial ownership table in response to our prior comment 24 from our letter dated October 28, 2006. Please disclose whether the Warrant Purchase Agreement referenced herein meets, or is designed to meet, the requirements of a Rule 10b1-(c) Plan. In addition, please disclose whether these orders were placed through Morgan Joseph. In this regard reference is made to our prior comment 31.

Interests of Coconut Palm Directors and Officers in the Merger, page 17

12. Please disclose Mr. Ferrari's anticipated compensation and clarify whether the company has an employment agreement in place with him. See prior comment 32.

13. Please clarify that the management services agreement referenced on page 17 as "approved by the Board of Directors of Coconut Palm" was an interested transaction approved by the beneficiaries of the contract.

14.   We note your response to our prior comment 28 and believe additional
        clarification and disclosure is warranted. As an initial matter, please clarify why
        you believe the language in your S-1 represented your "anticipation" or "stated
        expectation" as opposed to an outright "promise." Please revise the prospectus
        accordingly and disclose the language in the prospectus as it appears in the S-1.
        Also, please clarify the role played by Royal Palm in this transaction, including,
        (1) the members of Royal Palm who performed work on behalf of you; (2) to the
        extent that these members are also your officers and directors, why this work is
        not creditable to their responsibilities to you; (3) the date on which Royal Palm
        first conducted searches for an investment and/or acquisition target; (4) the date
        on which Royal Palm first conducted any research into EBC or its industry; (5)
        the meaning of lead and advisory services as used here; (6) more specific
        discussion about the services performed, including when they were performed; (7)
        why the company was unable to perform these services "in-house" given its Form
        S-1 disclosure; and (8) disclose the amount payable under this agreement as well
        as the total amounts payable to Royal Palm and its affiliates as a result of this
        merger. In responding to the foregoing, we also note your response to our prior
        comment 156 addressing this issue in the "Executive Compensation" section.
        Please incorporate the text of your response to this comment in both sections.
        Finally, as your response to our prior comment 156 appears to rely on the
        shareholder's having a vote "for" or "against" these payments as part of the
        merger and its terms, please revise your document throughout to either: (1)
        provide for a separate shareholder vote on these compensation arrangements, or
        (2) revise to explicitly include these payments as part of the shareholder vote to
        approve the merger. We may have further comment.

Interests of Directors and Officers of EBC in the Merger, page 18

15.   Please provide more detailed disclosure concerning the consulting services
        provided by Mr. Becker, including the nature of the services, and clarify when
        this service agreement will be terminated. In addition, please clarify whether Mr.
        Becker owns shares of EBC, and state the date that the consulting agreement was
        entered into. Finally, please clarify whether this agreement, in and of itself,
        changes his status as "independent director."

16.   Please clarify whether the company will, or may, pay the One-Time Management
        Incentive Plan bonus in the event that there are no warrant exercises. In addition,
        please provide more detailed disclosure concerning the structure of the Plan – or
        an appropriate cross reference to such disclosure. Please explain why RPCP
        Investments is receiving a payment under this arrangement. Currently your
        disclosure in this regard is too vague. In this regard we partially reissue our prior
        comment 64. Please clarify how you will treat management warrant exercises, as
        well as any cashless exercises, in relation to the creation of the bonus pool.

17.   Please explain the effect, if any, of a shareholder ratification of the Settlement Agreement between EBC and Arkansas Media.

Coconut Palm Selected Historical Financial Data, page 25

18.   Please revise your presentation of historical data for the period from April 29, 2005 (inception) to September 30, 2006 to reconcile to your condensed statements of operations presented on F-3.

Risk Factors, page 30

19.   The company has added disclosure to its risk factor "Our substantial indebtedness may negatively impact our ability to implement our business plan …" in response to our prior comment 51. However, we believe further discussion is warranted, accordingly, (1) please revise your tabular presentation to compare your total current assets versus total current liabilities (and long term liabilities); (2) provide more detailed disclosure about your restrictive covenants; and, (3) discuss the impact of an acceleration of your indebtedness.

20.   We note that the company has added a risk factor on page 37 describing potential conflicts of interest relating to Mr. Ferrari's dual role as Chief Strategic Officer and as a partner at Royal Palm. Please expand your disclosure to clarify the amount of time that Mr. Ferrari will be obligated to devote to the company pursuant to his employment agreement, clarify the extent of his role at Royal Palm, and state whether he has any other employment responsibilities at any company, including Royal Palm investments. Also, please clarify how Mr. Ferrari intends to prioritize his work.

Agreement and Plan of Merger, page 44

21.   We do not believe that the company has responded entirely to our prior comment 56. Accordingly, we reissue it in part. In an appropriate section, please discuss the company's future plans with respect to non-plan options, including whether there will be any limits on the number of options that may be granted and who, on behalf of the company, will be responsible for approving these grants.

22.   We note that the company has added disclosure in response to our prior comment 57 from our letter dated October 28, 2006. However, it appears that this disclosure has not responded to the comment entirely, accordingly we partially reissue it with additional comments. Please revise to disclose the names of the persons who negotiated the settlement agreements on behalf of both Arkansas Media and EBC. Please disclose how the broadcast stations referenced herein were valued for the purpose of the sale and confirm whether EBC will be assuming any liabilities in connection with the sale. Also, (1) please explain how the settlement agreement and merger transaction are interrelated, given your prior comment response; and (2) explain the legal result, if any, of shareholder approval of this transaction.

23.   Please revise your discussion of the Arkansas Media settlement agreement to state who owns Arkansas Media and disclose their respective percentage ownerships.

24.   We note your revised disclosure on page 55 in response to our prior comment 63, but we do not believe that you have responded entirely. Accordingly, we partially reissue our comment. Please provide additional disclosure concerning the required "management stock option plan" and how it was negotiated. In addition, please clarify whether the company will explicitly ignore a shareholder vote against such a plan.

25.   We note your response to our prior comment 67 and, without necessarily disagreeing with your conclusion, request that you add additional information to these related paragraphs with respect to Royal Palm. Accordingly, please clarify to disclose that Royal Palm is an indirect owner of the company through its ownership in RPCP Investments.

Merger Proposal, page 70

26.   We note your response to our prior comment 72 from our letter dated October 28, 2006; however, we believe that additional clarification is necessary and accordingly partially reissue our comment below with additional notes. A substantial portion of your discussion addresses the activities of Royal Palm Capital Partners activities – these are distinct from your activities. Please revise to specifically address the activities your management team undertook on your behalf. In addition, please clarify how management was able to compartmentalize its activities and knowledge between these two entities. For instance, did you ever research, on behalf of Coconut Palm, a company that you had previously researched on behalf of Royal Palm? Also, please clarify why management believes that there will be cash proceeds from the warrant structure in this deal. Our prior comment was:

        a. We note your disclosure that you were "involved in sourcing and evaluating prospective business" that "this activity was a constant occurrence" and that you sourced both "proactively and reactively." We believe that a more definitive, factual, discussion is in order here. For example, provide substantially more detail of the factors you considered most relevant to your search, and what caused you to choose this merger over the two targets you had signed letters of intent with, etc.

27. Please provide a more detailed discussion of Messrs. Luken, Rochon, and Ferrari's mutual relationship with Christiansen Shipyards.

28. We note your response to comment 36 and disclosure regarding Holt Media Group on pages 73 and elsewhere. Please provide all disclosures required by Item 1015 of Regulation M-A and as pursuant to Item 4(b) of Form S-4. In this regard, please describe (1) the method of selection of Hot Media Group; (2) any material relationship between Holt Media and affiliates of the company; (3) the total amount of compensation paid or to be paid to Holt Media; and (4) whether Holt Media determined or recommended the amount of consideration to be paid by the company for the target.

29. Please discuss whether the board determined that the merger agreement was fair to Coconut Palm from a financial point of view prior to Coconut Palm and EBC entering into the merger agreement.

Coconut Palm's Reasons for the Merger and Recommendation of the Coconut Palm Board, page 74

30. We note that the company has added disclosure on page 74 in response to our prior comment 79. However, we believe that additional disclosure is necessary. Please revise to provide a more detailed discussion of the board's analysis – for example, (1) what companies where included in the comparable company analysis, including how they were selected and the underlying data supporting their comparability; (2) the details behind the comparative bid analysis, etc. Also, please state that the board concluded that the merger was in the best interests of the company here, in addition to stating that it met the Form S-1 criteria.

31. Please explain, citing specific reasons, why the company believes the business prospects presented by the Retro Television Network and Spectrum Holdings Division "increase the potential upside to investors in the transaction."

Coconut Palm Fairness Opinion, page 76

32.   We note that the company has added disclosure responsive to our prior comment
        10 on page 76. Please revise your discussion to disclose the dollar value
        associated with the Morgan Joseph unit purchase option and state, if true, that the
        option would be deprived of any value in the event that the company fails to
        consummate a business combination.

Stock Incentive Plan Proposal, page 82

33.   We note your response to our prior comment 83 from our letter dated October 28,
        2006 and, without necessarily disagreeing with your point, request that you add
        disclosure indicating that EBC's existing options, and certain management
        options, as discussed elsewhere, will be granted outside of the Plan in the event
        that the Plan is not approved. In this regard we believe that this discussion is
        particularly relevant given your revised discussion on page 89.

34.   We partially reissue our prior comment 85 as we do not believe that the company
        has responded to the latter part of that comment. Please clarify whether the grants
        to Messrs. Morton, Fess, etc., have exceeded the Plan limits and, if so, clarify why
        the company opted to grant options in excess of these proposed limits and state
        whether it will do so in the future.

The Settlement Proposal, page 94

35.   We note your response to our prior comment 89 from our letter dated October 28,
        2006 – however, we do not believe that you have responded to this question.
        Accordingly, we reissue it. Our prior comment was:

        a. Please provide a factual basis for EBC's belief that the purchase price
            being paid for the low-power television stations is "less than the current
            fair market value of these assets" as you state on page 94. Please revise to
            clarify whether EBC originally owned these stations and the amount
            Arkansas Media paid to purchase them. In addition, please clarify
            whether these stations are cash flow positive, have historically been
            operated profitably, and clarify the size of the markets they serve. In
            addition, please clarify why the purchase price was established in 2003,
            why it is being used now, and which executive officers established the
            price. Finally, please discuss the 2003 transaction that formed the basis
            for your valuation and address why the prices have not
            increased/decreased from this time.

36.   We note that you have eliminated your reference to an independent valuation of Arkansas Media's contractual rights in response to our prior comment 91. This disclosure appears factual in nature – please advise us why you have eliminated it.

Information About Equity Broadcasting Corporation, page 97

37.   We note that the company believes it has responded appropriately to our prior comment 94 from our letter dated October 28, 2006. Without necessarily disagreeing, we are unable to locate all of the disclosure responsive to this comment. Accordingly, we reissue our comment and ask that you specifically refer to the text responsive to our comments. Our prior comment was:

   a.   Please provide factual support for your statements that "EBC is one of the largest owners and operators of television stations in the United States, as well as the largest, centralized distribution platform for Spanish-language television stations." In addition, please support the statement that you are "a fast-growing broadcaster with a low cost structure and multiple sources of revenue and value." Without limiting the generality of the foregoing, please explain your reference to fast growing – that is, specifically state what is growing (revenues, assets, stations, income) and over what time period. Also, please reconcile your statement about "low cost structure" to your financial statements which indicate a history of losses. In this regard it would appear that your operating expenses have grown faster than your revenues over the period from 2001 to 2005. Please explain.

38.   Your disclosure on page 97 indicates that, since your formation in 1998, you "have grown quickly to 128 full and low power television stations …" Please revise to clarify the number of stations that you had in 1998 prior to your "formation" and indicate how long EBC's predecessor entities existed.

39.   Please clarify what (revenues, income, etc) has grown at 21% annually from 2001 to 2005.

40.   We note your response to our prior comment 100 from our letter dated October 28, 2006. However, we do not believe that the company has adequately addressed the comment; accordingly, we partially reissue it. Please provide additional disclosure on this topic.

   a.   Please clarify how the company identifies "high growth underserved Hispanic markets" and support management's belief that "EBC is primed to introduce an aggressive sales and marketing program to expand spot sales on Spanish-language television stations and grow the Media Services division."

41.   We note that the company has added disclosure on page 107 in response to our prior comment 104. However, we have additional comments on your revised disclosure and believe that our prior comment is still somewhat applicable. Please clarify, and factually support, your assertion that you achieved "substantial cost savings" by utilizing its in house engineering to design and construct these stations. In providing this support, please clarify the stations you are comparing yourself to, and state the source of your information concerning their costs. In addition: (1) clarify the reference to "virtual duopoly" and how it minimizes operating costs; (2) provide more detailed, factual disclosure, supporting your assertion that your model "can reduce the start-up losses and allow stations to break even at a lower revenue threshold." Our prior comment was:

   a.   You state that "[a] low expense base allows EBC to achieve a positive broadcast cash flow and higher profit margins earlier as an independent station or network affiliate." Please explain, and provide factual support for this statement. What is broadcast cash flow and how is it different from your statement of cash flows? In this regard it appears that the company has replaced the reference to "broadcast cash flows" and replaced it with a statement that your "low expense assists EBC in achieving a positive cash flow." However, your cash flow from operating activities appears to have been negative for the past three years – please revise to clarify. Also, please clarify "broadcast cash flow" and state how it is different from your financial statement presentation – it appears that you make reference to "broadcast cash flow" elsewhere in your document.

42.   We partially reissue our prior comment 105. Please note that your replacing "target" with "certain" does not appear to add clarity to your disclosure. Please clarify what these certain markets are, how they are selected, etc.

43.   We reissue our prior comment 106 from our letter dated October 28, 2006. Our prior comment was:

   a.   Please revise your discussion under "Local" and "National" on page 105 to better explain how the company receives revenues from the advertising sales, the contract terms, etc.

44.   We partially reissue our prior comment 107 from our letter dated October 28, 2006. Our prior comment was:

   a.   Please disclose how many non EBC-owned or affiliated stations are currently using your C.A.S.H. services system. In addition, please provide more background discussion about what C.A.S.H. is, how it works, and how it contributes to your financial results. In this regard, we note your statement that your gross margins are in excess of 50%. Please disclose the actual amounts of revenues and expenses associated with these services and explain how costs are allocated between EBC stations and non-EBC stations. Please note that your discussion of C.A.S.H. on page 110 should also be clarified to specifically address its functionality.

45.   Please update your disclosure concerning the progress of your C.A.S.H system expansion, as necessary throughout the review process.

46.   We note that the company has added informative disclosure under the heading "Sample Case Studies Employing the C.A.S.H. System." We believe that this disclosure is helpful to investors and should be expanded to provide more detailed disclosure concerning specific costs (i.e., costs of licenses, development, acquisition of assets, etc., with comparisons to publicly available information), station profitability, and the amount of money – both gross proceeds and net profit – the company made on the resultant station sales.

47.   We note that the company has added disclosure on pages 113-114 in response to our prior comment 112 from our letter dated October 28, 2006. While this discussion is informative, it should be revised to improve its readability and better explain the use of technical terms, their meaning to investors, and how they relate to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations of EBC, page 119

48.   We reviewed your response to our prior comment 115. Please revise your discussion for each period presented to discuss the activities that generated variances in trade and barter revenue.

49.   We were unable to locate your disclosure responsive to our prior comment 119. Accordingly, we reissue it. Our prior comment was:

   a. We note disclosure on page 114 and throughout that you have affiliation agreements with 44 of your stations. Please revise your disclosure to also indicate the total number of stations you have.

Results of Operations – Nine Months Ended September 30, 2006

50.   Please clarify whether the Salt Lake City Univision station referenced under your "Results of Operations – Nine Months …" is the same station being disposed of as part of the merger consideration and reconcile to your response to our prior comment 8.

51.   We note that one of the reasons given for the decline in "Other" revenue was the loss of a C.A.S.H. Services, Inc. client. Given management's favorable statements concerning this program's outlook, please provide additional insight as to the reasoning behind your losing this customer and, if necessary, any steps that you have taken to prevent future departures. Is the "UpLink Shared Service Revenue" separate from your C.A.S.H. service revenue? In addition, please reconcile your disclosure under "Other" to your response to prior comment 126, which is reproduced here. Finally, please disclose your plans – including your $1.5 million in future capital expenditures, to expand your C.A.S.H. system by incorporating the text of your response to prior comment 126 into your filing. Please note that when we refer to "Other" here, we refer to "Other Broadcast Revenue." Our prior comment was:

   a.   Based on your description, it would appear that your "Other" revenue includes your C.A.S.H. activities and that this line item has declined for both the Six Months Ended June 30, 2006 and the Year Ended December 31, 2005 when compared to prior periods. Given management's emphasis on the future, and scalability, of this program elsewhere in this Form S-4, please separately discuss your C.A.S.H. related revenues and its impact on your profitability. In addition, please explain whether the C.A.S.H. related revenues have declined and if so, explain why.

52.   We do not believe that the company has completely responded to our prior comment 129 from our letter dated October 28, 2006 and, accordingly, we reissue it. Our prior comment was:

   a.   Based on your disclosure on page 124 and elsewhere, it appears that your business plan relies on your future ability to sell existing stations. Please provide more detailed discussion about how management selects which stations to sell, the stations management proposes to sell in the near future and the impact that this has on your future ad revenues and cash flows from operations. In addition, please clarify whether management believes that its cash balance, funds available under its credit facility, and anticipated sales proceeds would be adequate to fund its operations without the benefit of the trust proceeds resultant from the Coconut Palm merger.

Results of Operations - Year Ended December 31, 2005 compared to Year Ended
December 31, 2004
Revenue, page 125

53.   Please revise to clarify the "one time occurrence" that contributed to the $365,000
        decrease in Other Broadcast income between fiscal years ended December 31,
        2005 and 2004.

54.   The staff notes the company's response to our prior comment 132 – however, we
        intended that your response also be contained in this section, please revise as
        appropriate to address this comment.

        a.   Page F-48 of your financial statements refers to Equity Marketing, Inc.
             Please clarify who they are, what business dealings EBC has had with
             them, and how they are related to EBC.

Liquidity and Capital Resources, page 133
General

55.   We reviewed your response to our prior comment 128. Your response did not
        address our comment in its entirety, thus the comment will be partially reissued.
        Please revise your disclosure to include an analysis of the components of the
        statements of cash flows (i.e. operating, investing, and financing activities) that
        explains the significant period-to-period variations in the line items (e.g. provide
        an explanation of the significant change in your trade accounts receivable,
        program broadcast rights, and program broadcast obligations) between the fiscal
        years ended December 31, 2004 and 2003.

56.   We do not believe that the company has responded completely to our prior
        comment 130 and accordingly, we reissue it. Please provide more detailed
        disclosure. Our prior comment was:

        a.   Please include a separate heading for your discussion of the senior credit
              facility on page 125. In addition, please revise to clarify the difference
              between the loans and revolver and clarify the total amounts outstanding
              as of June 30, 2006. In addition, please explain the "reserve" requirement
              on the revolver. Also, please explain the "certain asset sales" which
              would require the net cash proceeds to be paid against outstanding loans.
              To the extent that these assets include the types of assets the company has
              historically sold and presented under "Gain on sale of Assets" in its
              discussion, please clarify: (1) how the proceeds from these sales are
              available to fund your future acquisition and expansion strategy; and,
              (2) clarify whether any asset sales have been necessitated by the need to
              pay down your liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operation of Coconut Palm, page 148

57.   Please disclose the present capitalization of RPCP Investments and clarify how much of its assets are currently liquid.

58.   We do not believe that the company has responded completely to our prior comment 5 from our letter dated October 28, 2006. Accordingly, we partially reissue it. Please provide disclosure detailing the steps taken by the company to date to reach agreement with service providers, and specifically disclose the amount of liabilities covered by waiver agreements and confirm whether the residual will be paid by RPCP Investments.

Morgan Joseph Fairness Opinion, page 151

59.   Please revise to indicate whether the $1.25 million in contingent compensation payable to Morgan Joseph was agreed to at the time of the IPO or whether this payment was agreed to as part of the March and April 2006 agreements.

60.   We note that you have added disclosure on page 151 in partial response to our prior comment 141 from our letter dated October 28, 2006 indicating that Morgan Joseph did not analyze the effects of shareholder dilution as a result of the issuance of stock consideration. Please expand on this statement to discuss the impact of this statement for the shareholders. In particular, but without limiting the generality of the foregoing, please disclose the percentage of the combined company which will be owned by Coconut Palm shareholders, and state the value (or range of values) of their ownership interest in EBC after the merger based on the values computed by the Morgan Joseph fairness opinion.

61.   Please provide additional disclosure regarding the selection criteria used in determining the comparable companies for purposes of your analysis. In particular, please disclose whether your analysis was based on a complete list of companies within your disclosed sets (i.e., all public companies that are involved in Spanish-language broadcasting) or whether these companies represent a subset. In addition, please clarify the likely impact to your valuation in using larger, and presumably more established, companies as your comparables. Also, please revise to clarify whether these comparable companies have a history of profitable operations. Please note that this comment, particularly with respect to your selection criteria, is equally applicable to your comparable transaction discussion.

Unaudited Pro Forma Financial Statements, page 159
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
General

62.   We reviewed your response to our prior comment 147. Your response did not
        address our comment in its entirety, thus it will be partially reissued. Tell us how
        adjustments O through R and W are appropriate. Pro forma adjustments
        (pursuant to Article 11 of Regulation S-X) shall give effect to events that are
        directly attributable to each specific transaction, factually supportable, and
        expected to have a continuing impact (for income statement adjustments). In
        addition, infrequent or nonrecurring items included in the underlying historical
        financial statements of the registrant or EBC and that are not directly affected by
        the transaction should not be eliminated. Accordingly, please revise to remove all
        such adjustments from the face of the pro forma financial statements. If you
        continue to believe your adjustments are appropriate, provide a detailed
        explanation supporting you conclusion for each item and justify how your
        accounting treatment is consistent with Article 11 of Regulation S-X (i.e. clarify
        how each is directly attributable to the transaction, factually supportable, and
        expected to have a continuing impact).

Note 6 – Fair Value Analysis of Option Exchange, page 170

63.   We reviewed your response to our prior comment 146. Tell us why you have not
        included an adjustment for compensation cost, if any, in your pro forma financial
        statements. In your response clearly indicate why you believe an adjustment is
        not necessary in the context of Article 11 of Regulation S-X.

Directors and Management of Coconut Palm Following the Merger with EBC, page 172

64.   We note that the company has indicated in its comment letter that it responded to
        our prior comment 154 from our letter dated October 26, 2006. However, we
        were unable to locate this disclosure and the black-lined version provided
        indicates only that it was deleted. Please advise.

Description of Coconut Palm Securities, page 184

65.   Please revise your discussion of the anti-dilution provisions associated with your
        preferred stock to clarify whether these provisions would also cover the issuance
        of stock options to employees, directors and consultants.

The Coconut Palm Acquisition Corp. 2006 Stock Incentive Plan

66.   We note your response to our prior comment 189 from our October 28, 2006
        letter. However, we were unable to locate your response to this comment.
        Accordingly, we reissue it. Our prior comment was:

        a. In Section 5(c)(iii) we note that your Plan provides that "[a]wards settled
            in cash shall not count against the total number of shares of Common
            Stock available to be granted pursuant to the Plan." Please explain the
            meaning of this provision in greater detail under your applicable Form S-
            4 disclosures.

Coconut Palm Audited Financial Statements

67.   We reviewed your response to our prior comment 165. Your response did not
        address our comment and the fact that the UPO must be settled in registered units
        as the UPO's underlying units were registered with your initial public offering,
        thus the comment will be reissued. Given that the offer and sale of the securities
        underlying the underwriter purchase option (UPO) included in your initial public
        offering were included in the units being registered, the offer and sale of the
        underlying securities were registered at the time of effectiveness.   As a result, it
        appears you will be required to file timely updates to this registration statement
        and deliver a current prospectus at the time the UPO and the underlying warrants
        are exercised. In light of this fact, please tell us how you considered the guidance
        in paragraphs 14-18 of EITF 00-19, which would appear to require you to account
        for the UPO as a liability marked to fair value each period through the income
        statement. Paragraph 14 of EITF 00-19 states that if the contract allows the
        company to net-share or physically settle the contract only by delivering
        registered shares, it is assumed that the company will be required to net-cash
        settle the contract, and as a result liability classification will be required.
        Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-
        share settlement by delivery of registered shares and does not specify any
        circumstances under which net-cash settlement is permitted or required, and the
        contract does not specify how the contract would be settled in the event that the
        company is unable to deliver registered shares, then net cash settlement is
        assumed if the company is unable to deliver registered shares (because it is
        unlikely that nonperformance would be an acceptable alternative). Please tell us
        how you have considered the guidance in EITF 00-19 in your accounting
        treatment for the UPO. Tell us whether you intend to restate your financial
        statements to classify the UPO as a liability and to subsequently adjust the UPO to
        fair value for all periods from the initial public offering date through September
        30, 2006. If not, please explain, in as much detail as necessary, why you believe
        that equity classification is appropriate. We may have additional comments after
        reviewing your response.

68.   We reviewed your response to our prior comment 198. In order to justify equity
        classification of the warrants issued in the Unit Offering, the underlying
        agreement or clarification thereto must state unequivocally that the warrants may
        expire unexercised and worthless if a prospectus relating to the common stock to
        be issued upon the exercise of the warrants is not current. Please revise such that
        the financial statements are appropriately presented.

Notes to Audited Financial Statements

Note C – Initial Public Offering, F-18

69.   We reviewed your response to our prior comment 167. We were unable to find
        the revisions as indicated, thus the comment will be reissued. Please revise to
        include disclosure related to the exercise of the warrants and UPO. For example,
        disclosure related to the warrants should be consistent with Section 3.3.2 of your
        clarified warrant agreement. Revise disclosure in your interim financial
        statements and description of securities section accordingly.

EBC Interim Financial Statements

Notes to Interim Financial Statements

General

70.   Please revise to include the minimum disclosures required by paragraphs 64,
        A240 and A241 of SFAS 123(R).

EBC Audited Financial Statements

Notes to Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

c. Revenue Recognition, F-35

71.   We reviewed your response to our prior comment 173. Your response did not
        address our comment, thus the comment will be reissued. Please revise to include
        your revenue recognition policy for each of your revenue streams (e.g. C.A.S.H.
        services, new media services, etc.). Disclose significant terms and conditions
        related to each revenue stream, including any customer acceptance provisions and
        other post-delivery obligations (e.g. warranties, discounts, volume incentives,
        etc.) and the related accounting policies.

Note 10 – Stockholders' Equity, F-44

72.   We reviewed your response to our prior 178, noting equity classification of your Series A Preferred Stock was based on your analysis of SFAS 150. Tell us how you considered paragraph 15 of SFAS 150 in your analysis; specifically that the Series A Preferred Stock is convertible at the option of the holder. It appears based on this holder conversion option, SFAS 150 does not apply. Based on this fact pattern, tell us how you considered SFAS 133, EITF 00-19 and ASR 268 in your analysis.

73.   We reviewed your response to our prior comment 179. In regard to the January 2004 put option agreement entered into by EBC, clarify (i) the current status of this put option considering all of the eligible shares were not put to Mr. Luken as of September 30, 2006 and (ii) how you considered SFAS 150 and SFAS 133 upon issuance of the put option and at each balance sheet date.

Other Regulatory

74.   Your current Form 10-K, Forms 10-Q, and other Exchange Act filings should also be revised to comply with the comments above.

Exhibit 99.1

75.   Please clarify the purpose and meaning of the following language from your Form of Proxy "In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments thereof. If you wish to vote in accordance with the Board of Directors' recommendations, just sign below. You need not mark any boxes."

76.   We note that the company has filed a Form 8-K which includes a presentation made on or about October 23, 2006. We believe that this presentation contains information that goes beyond, or is clearer than your current disclosures with respect to EBC, and its future plans and growth strategy. Please revise your document to incorporate this information.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Stephen Roddenberry, Esq.
        (305) 374-5095